

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

March 26, 2009

By U.S. mail and facsimile to (215) 676-2085

Mr. Timothy J. Donahue, Executive Vice President and Chief Financial Officer
Crown Holdings, Inc.
One Crown Way
Philadelphia, PA 19154

> **RE: Crown Holdings, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed February 27, 2009**
> **Definitive Proxy Statement on Schedule 14A**
>
> **File No. 0-50189**

Dear Mr. Donahue:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 1. Business, page 1

1. In future filings, to the extent material to an understanding of the company's business taken as a whole, please describe in greater detail your intellectual property rights as set forth in Item 101(c)(1)(iv) of Regulation S-K. We note your risk factor disclosure on page 19 under the heading entitled "The loss of the Company's intellectual property rights would negatively impact its ability to compete."

Item 3. Legal Proceedings, page 21

2. We note your disclosure under Environmental Matters on page 35. Please provide to us, with a view toward future disclosure, the information required by Item 103 of Regulation S-K for the environmental proceedings. See Instruction 5(c) to Item 103.

3. Please tell us, with a view toward future disclosure, the relief sought in the asbestos lawsuits. Disclose how many claimants in the asbestos litigation do not assert any specific amount of damages and disclose the range of damages asserted by all other claimants. For example, "X claims assert damages of $; X claims assert between $ and $ in compensatory and between $ and $ in punitive damages; X claims seek compensatory damages of less than $," etc.

Management's Discussion and Analysis, page 26

Environmental Matters, page 35

4. We note your risk factor regarding environmental liabilities. If material, please disclose in future filings the estimated capital expenditures for environmental control facilities. See Item 101(c)(1)(xii) of Regulation S-K.

Critical Accounting Policies, page 37

Tax Valuation Allowance, page 39

5. You disclose on page 77 that your valuation allowances of $507 million as of December 31, 2008, include $246 million in the U.S., $163 million in France, $56 in Canada and $42 million in other non-U.S. operations. You state therein that the $246 million of the valuation allowance is against U.S. deferred tax assets that management believes will not be realized, primarily U.S. federal tax credits and state loss carryforwards that are expected to expire. In future filings, please provide a breakout of these federal tax credits and state loss carryforwards by year for the range of years over which they will expire. Discuss within the critical accounting policies footnote the necessity of the $246 million valuation allowance, as you have done with the amounts attributed to France and Canada.

Pension and Postretirement Benefits, page 40

6. Please expand your disclosure in future filings to explain the basis for the assumed rates of return for the investment categories in each plan. Explain how you have considered the recent adverse performance in the equity markets. Provide us with an example of the disclosure you expect to provide in future filings.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 11

7. Please refer to the last paragraph of Section II.B in Release No. 37-8732A, which states that a principal executive officer's compensation should be discussed separately where the policy or decisions for that executive officer are materially different. We note your disclosure in the second bullet point on page 13; however, in future filings please revise your CD&A to discuss in greater detail your chief executive officer's compensation, as certain amounts listed in your Summary Compensation Table appear to be based on policies or decisions that are materially different from the policies or decisions for your other executive officers.

Committee Process, page 12

8. We note your disclosure that the compensation committee reviews tally sheets which set forth the total compensation of each executive officer. In future filings, please describe in greater detail what tally sheet information was analyzed and how it impacted the compensation committee's decision on compensation awards.

Annual Incentive Bonus, page 14

9. In future filings, please quantify for each executive officer the target and the actual corporate performance measures (i.e., the net operating profit after tax less cost of capital employed and EBITDA) used to calculate the bonuses. Describe in detail how these measures were adjusted.

10. In future filings, please analyze in greater detail how individual roles and performance (i.e., the qualitative factors) factored into the compensation amounts you disclose for each executive officer.

<u>Long-Term Incentives, page 16</u>

11.   In future filings, please quantify the company's total shareholder returns relative to the selected industry peers and explain in greater detail how these returns are analyzed to calculate one-third of the executive officers' long-term incentive.

12.   We note your disclosure that the compensation committee retains discretion to vary awards based on each executive's experience, responsibilities and performance. In future filings, disclose whether any of the awards were adjusted by the committee and the basis for such adjustments.

*   *   *   *

Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem at (202) 551-3330 or, in his absence, Brigitte Lippmann at (202) 551-3713, with any other questions.

Sincerely,

Terence O'Brien
Branch Chief